SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                                @POS.com, Inc.

                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   04963A104
                                (CUSIP Number)

                             LEONARD GOLDNER, ESQ.
                   EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                           SYMBOL TECHNOLOGIES, INC.
                               ONE SYMBOL PLAZA
                        HOLTSVILLE, NEW YORK 10017-3954
                                (631) 738-2400

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                with a copy to:

                             EDWARD J. CHUNG, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

                                 July 26, 2002
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 04963A104

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Symbol Technologies
     11-2308681
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    916,283(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    916,283(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     916,283(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.9%(1) (see Item 5 below)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________


--------
1 Calculated pursuant to Rule 13d-3 and based upon information contained in the Company's Quarterly Report on Form 10-QSB filed with respect to the period ending March 31, 2002.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.001 per share ("Common Stock"), of @POS.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3051 North First Street, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND.

         Schedule I to the Schedule 13D sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors, executive officers and controlling persons of Symbol Technologies, Inc ("Symbol").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 4 is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a letter dated July 25, 2002, Symbol proposed to the Company that Symbol acquire all of the outstanding capital stock of the Company for aggregate consideration of $5.5 million. Symbol's letter is attached as Exhibit A to this Schedule 13D. As a condition to entering into discussions with Symbol with respect to such an acquisition, the Company requested that Symbol provide $400,000 of interim working capital financing. On July 26, 2002, Symbol agreed to provide such financing out of its working capital pursuant to a convertible promissory note, which is convertible at any time into a number of shares of Common Stock equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of the Note (including accrued and unpaid interest) and the denominator of which is $5,000,000, and (B) the number of Common Stock outstanding on a fully diluted basis. Since such date, Symbol and the Company have been conducting discussions with respect to a definitive agreement with respect to such an acquisition. The form of the convertible promissory note is attached as Exhibit B to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 4 is incorporated herein by reference.

         Based upon information contained in the Company's Quarterly Report on Form 10-QSB filed with respect to the period ending March 31, 2002, Symbol estimates that it has beneficial ownership of 916,283 shares of Common Stock (representing approximately 8.9% of the outstanding Common Stock), including sole power to vote and dispose of all shares so owned.

         Neither Symbol nor, to its knowledge, any of the persons identified on Schedule I, have effected transactions in shares of the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A.  Letter dated July 25, 2002 from Symbol to the Company.

         B. Form of Convertible Promissory Note dated July 26, 2002, made by the Company and Crossvue, Inc. in favor of Symbol.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 5, 2002                       SYMBOL TECHNOLOGIES, INC.


                                            By: /S/ LEONARD GOLDNER
                                            -------------------------------
                                            LEONARD GOLDNER
                                            Executive Vice President and
                                            General Counsel

                                  SCHEDULE I

                     INFORMATION CONCERNING THE DIRECTORS,
    Executive Officers AND CONTROLLING PERSONS OF SYMBOL TECHNOLOGIES, INC.

         Each of the individuals listed below is a United States citizen. The business address of each individual is One Symbol Plaza, Holtsville, New York 11742-1300. The address of the corporation or organization (if other than Symbol), if any, at which the principal occupation or employment of each such individual is conducted is set forth below such individual's name. To the knowledge of Symbol, during the last five years, none of such persons has been
(a) convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (b) a party to a civil proceeding of a judicial or administrative body, the result of which was a judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         NAME AND CURRENT                      PRESENT PRINCIPAL
         BUSINESS ADDRESS                   OCCUPATION OR EMPLOYMENT
         ----------------                   ------------------------

Richard Bravman .................   Vice Chairman of the Board of Directors and
                                    Chief Executive Officer of Symbol
                                    Technologies, Inc.

George Bugliarello...............   Director of Symbol Technologies, Inc.
c/o  Polytechnic University         Chancellor of Polytechnic University.
     6 Metrotech Center
     Brooklyn, New York  11201

Leonard H. Goldner...............   Executive Vice President, General Counsel
                                    and Secretary of Symbol Technologies, Inc.

Carole DeMayo....................   Senior Vice President-Human Resources of
                                    Symbol Technologies, Inc.

Ron Goldman......................   Senior Vice President, General
                                    Manager-Marketing and Business Development of Symbol Technologies, Inc.

Leo A. Guthart...................   Director of Symbol Technologies, Inc.
c/o  Topspin Partners, L.P.         Managing Partner of Topspin Partners, L.P.
     3 Expressway Plaza, Suite 100
     Roslyn Heights, New York 11577

Kenneth V. Jaeggi................   Senior Vice President-Finance and Chief
                                    Financial Officer of Symbol Technologies,
                                    Inc.

Joseph Katz......................   Senior Vice President-Research and
                                    Development of Symbol Technologies, Inc.

Robert Korkuc....................   Vice President, Chief Accounting Officer
                                    of Symbol Technologies, Inc.

         NAME AND CURRENT                      PRESENT PRINCIPAL
         BUSINESS ADDRESS                   OCCUPATION OR EMPLOYMENT
         ----------------                   ------------------------

Harvey P. Mallement..............   Director of Symbol Technologies, Inc.
c/o  Harvest Partners, Inc.         General Partner of Harvest Partners, Inc.
     280 Park Avenue, 33rd Floor
     New York, New York 10017

Raymond R. Martino...............   Vice Chairman of the Board of Directors of
                                    Symbol Technologies, Inc. Retired; formerly
                                    President and Chief Operating Officer of
                                    Symbol Technologies, Inc.

Boris Metlitsky..................   Senior Vice President-Corporate Engineering
                                    of Symbol Technologies, Inc.

William Nuti.....................   President and Chief Operating Officer of
                                    Symbol Technologies, Inc.

Satya Sharma.....................   Senior Vice President, General Manager-
                                    Worldwide Operations of Symbol
                                    Technologies, Inc.

James Simons.....................   Director of Symbol Technologies, Inc.
c/o  Renaissance Technologies       President of Renaissance Technologies
       Corporation                  Corporation.
     800 Third Avenue, 33rd Floor
     New York, New York 10022

Jerome Swartz....................   Chairman of the Board of Directors, Chief
                                    Scientist and Director of Symbol
                                    Technologies, Inc.

                                                                  Exhibit A

                   [Letterhead of Symbol Technologies, Inc.]



                                                   July 25, 2002

Mr. John Wood
Chairman of the Board and
    Chief Executive Officer
@POS.com, Inc.
3051 North First Street
San Jose, CA 95134 U.S.A.

Dear John:

             We are pleased to propose that Symbol Technologies, Inc.
acquire all of the outstanding equity interests in @POS, com, Inc, (the "Company") for an aggregate purchase price of $5.5 million. The proposed transaction would be effected through a customary negotiated two-step merger agreement, whereby Symbol would make a tender offer for all of the outstanding common stock of the Company.

             We have reviewed the Asset Purchase Agreement dated June 26,
2002 among the Company, Crossvue, Inc. and. Hand Held Products, Inc and are confident that the Company's Board will conclude that our proposal constitutes a "Superior Proposal" as defined in such Asset Purchase Agreement, In addition to the higher consideration for your shareholders contemplated by our proposal, we believe that our proposed transaction would have a number of significant advantages over the transaction contemplated by the Asset Purchase Agreement, including the absence of any hold-back provision or any risk that the value available to shareholders would be reduced by the Company's retained liabilities. We also believe that our proposed transaction would have fewer conditions, can be completed substantially faster and is potentially more tax efficient for your shareholders.

             In addition, we are prepared to fund (i) up to $400,000 of interim working capital advances prior to the execution of a definitive agreement between Symbol and the Company, (ii) a loan to the Company in an amount necessary to fully repay HHP under the Convertible Promissory Note dated June 26, 2002 (including any break-up fee payable) simultaneously with the execution of such definitive agreement and (iii) thereafter provide additional working capital advances to the Company, which loan and advances under clauses (i), (ii) and (iii) will not exceed $2,000,000 in the aggregate, Such loan and advances shall be on terms substantially the same as the Convertible Promissory Note currently held by HHP.

             Symbol intends to obtain the funds necessary to complete the transaction from existing cash balances. As we are sure you are aware, we are the global leader in mobile data transaction systems with annual revenues in excess of $1 billion dollars and with a market capitalization (even at today's depressed levels) in excess of $1 billion.

             Our proposal is subject only to the following conditions:
(i) the completion of satisfactory due diligence to be conducted by us and our advisors and (ii) the negotiation and execution of definitive agreements on terms satisfactory to the parties thereto. We have reviewed the publicly available information on the Company and we believe that our due diligence would be completed expeditiously and would not delay the execution of definitive agreements (which we hope would be executed as early as the end of next week).

             If the Company determines to promptly accept our proposal, the transaction could be completed as early as the beginning of September 2002. Unless earlier accepted, this proposal will terminate at 5:00 PM on July 26, 2002.

             We look forward to discussing this proposal and negotiating definitive agreements with you immediately. In responding to us or in seeking further information concerning our proposal, or for any other matter, please call me at (631) 738-4765.


                                         Sincerely yours,

                                         /s/ Leonard Goldman
                                         ------------------------------------
                                         Leonard Goldner
                                         Executive Vice President and
                                         General Counsel

Cc:  R. Bravman

                                                                  Exhibit B

                                   [FORM OF]
                          CONVERTIBLE PROMISSORY NOTE


$400,000.00                                                      July 26, 2002


             FOR VALUE RECEIVED, @POS.COM, INC., a corporation organized under the laws of the State of Delaware ("POS"), and CROSSVUE, INC., a corporation organized under the laws of the State of Delaware ("Crossvue") (POS and Crossvue hereafter individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), hereby jointly and severally promise to pay to the order of SYMBOL TECHNOLOGIES, INC., a corporation organized under the laws of the State of Delaware ("Lender"), the principal sum of Four Hundred Thousand Dollars ($400,000.00), or such lesser amount as is equal to the aggregate outstanding principal amount of all Loans made to Borrowers by Lender from time to time, together with interest at the rate specified herein.

             Definitions. Whenever used in this Note, the following capitalized terms shall have the meanings set forth below:

             "Common Stock" shall mean shares of common stock of POS.

             "Event of Default" shall mean any of the events specified in
Section 10 of this Note.

             "Loan" shall mean each advance made by Lender to Borrowers under this Promissory Note.

             "Maturity Date" shall mean August 15, 2002.

             "Person" shall mean any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company or other entity of any kind.

             "Subsidiary" shall mean, as to any Person, a corporation, partnership or other entity of which shares of capital stock having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

             "Termination Date" shall mean August 15, 2002.

             2.  Loans.
                 -----

             (a) So long as no Event of Default has occurred and is continuing, Borrowers may at any time and from time to time prior to the Termination Date request from Lender one or more Loans in an amount up to but not exceeding in the aggregate at any one time outstanding the sum of $400,000.

             (b) An initial Loan of $200,000 shall be made when Borrower executes and delivers this Note. Thereafter, Borrowers shall give Lender prior written or oral notice of each subsequent Loan requested hereunder, specifying the amount and date of each Loan. Borrowers may not request more than one Loan in any calendar week and each such request may not exceed $200,000. Each request for a Loan shall be accompanied by a written cash flow projection setting forth the current cash position of Borrowers (which for these purposes shall include the amount of any cash prepayment made by Federated Department Stores less an amount needed by Borrowers to purchase parts inventory specifically for the Federated contract) and the current cash needs of Borrowers for the following week (showing the amount of anticipated expenditures by general category) in order to allow Borrowers to operate in the ordinary course of business. If the weekly cash flow statement shows a projected cash flow deficit, Lender will, prior to the Termination Date, make a Loan to Borrowers in the amount of the deficit up to a maximum of $200,000 per week. The proceeds of the Loan shall be made available to Borrowers to such account or accounts as Borrowers may designate.

             (c) Upon the making of Loans and the receipt of any payments on Loans made hereunder, Lender is authorized to endorse the attached Schedule A with an appropriate notation or to make appropriate notations on Lender's books and records, provided that the failure to make any such notation (or any error therein) shall not affect the obligations of the Borrowers to repay the Loans made under this Note. Such notations made by Lender shall be conclusive evidence of all loans and payments made hereunder absent manifest error.

             3.  Interest.
                 ---------

             (a) The outstanding principal balance of this Note shall bear interest at a rate of 10% per annum. In the event this Note is not paid on the Maturity Date or following an Event of Default, the outstanding principal balance of this Note shall bear interest at a rate of 15% per annum following such date.

             (b) Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed. Interest on the principal amount of all outstanding Loans shall be payable in arrears on the first day of each month and if not so paid shall be added to the principal balance monthly.

             4. Principal. The principal balance of this Note shall be paid on the Maturity Date. Borrowers may prepay this Note in whole or in part at any time without premium or penalty. Except for the asset purchase agreement entered into by and between Borrowers and Hand Held Products, Inc. on June 26, 2002, Borrowers shall make a mandatory prepayment of the outstanding principal balance of this Note, and any accrued and unpaid interest hereon, on the date on which either Borrower or POS's stockholders enter into a transaction with a Person other than Lender which involves (i) a merger or consolidation of either Borrower with another Person or the transfer of any portion of the outstanding capital stock or assets to another Person or
(ii) a debt or equity financing by either Borrower; provided that, in the event the financing does not raise proceeds (net of costs and expenses of the financing transaction) equal to or in excess of $2,000,000, the mandatory prepayment shall be limited in an amount to 50% of the net proceeds raised in such financing transaction.

             5.  [RESERVED]
                 ---------

             6. Payments. All payments due under or pursuant to this Note shall be made when due at such address as Lender may designate in writing from time to time, in lawful money of the United States of America.

             7.  [RESERVED]
                 ----------

             8.  Conversion.
                  ----------

             (a) Lender may at any time before or after the occurrence of an Event of Default convert all or a portion of the unpaid principal balance of this Note (including accrued and unpaid interest) into such number of shares of Common Stock of POS as is equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of this Note (including accrued and unpaid interest) and the denominator of which is $5,000,000, and
(B) the number of Seller's shares of Common Stock outstanding on a fully diluted basis, including, without limitation, shares of Common Stock issuable pursuant to (i) any outstanding rights, options or warrant to subscribe for, purchase or otherwise acquire shares of Common Stock or securities convertible into Common Stock and (ii) outstanding indebtedness, shares or other securtities convertible into or exchangeable for Common Stock.

             (b) If Lender desires to convert this Note into shares of Common Stock, Lender shall surrender this Note and shall give written notice to POS that Lender elects to convert the same. POS shall, as soon as practicable thereafter, issue and deliver to Lender, a certificate or certificates for the number of shares of Common Stock to which Lender shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of this Note, and Lender shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If Lender elects to convert less than the entire outstanding balance of this Note, Borrowers shall issue a replacement promissory note for the balance which is not converted.

             (c) POS will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by POS, but will at all times in good faith assist in the carrying out of all the provisions of this
Section 8 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of Lender against impairment.

             (d) In the event of any taking by POS of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to (i) receive any dividend or other distribution, any security or right convertible into or entitling the holder thereof to receive additional shares of Common Stock, (ii) receive any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or (iii) approve any transfer of assets, consolidation, merger, dissolution or other reorganization, Borrowers shall mail to Lender at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, security, or right, and the amount and character of such dividend, distribution, security or right.

             (e) POS shall pay any and all issue and other taxes (except taxes measured by the net income of Lender) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Note pursuant hereto.

             (f) POS shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Note, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Note. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of this Note, POS will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.

             (g) In case of any reorganization or any reclassification of the capital stock of POS, any consolidation or merger of POS with or into another Person, or the conveyance of all or substantially all of the assets of POS to another Person, this Note shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) which a holder of the number of shares of Common Stock deliverable upon conversion of this Note would have been entitled upon the record date of (or date of, if no record date is fixed) such reorganization, reclassification, consolidation, merger or conveyance; and, in any case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of Lender, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of this Note.

             9. Representations and Warranties. The Borrowers jointly and severally represent and warrant as follows:

             (a) Borrowers have the corporate power and authority to execute and deliver this Note and to incur the indebtedness evidenced hereby;

             (b) The execution, delivery and performance of this Note have been duly and validly authorized by all requisite corporate action on behalf of the Borrowers.

             (c) This Note constitutes the legal, valid and binding obligation of Borrowers, enforceable against Borrowers in accordance with its terms.

             10. Events of Default. The occurrence of any of the following events shall constitute an Event of Default under this Note:

             (a) Borrowers fail to make payment of any amounts owing under this Note when due other than payments of interest due prior to the Maturity Date;

             (b) A Borrower fails to comply with, perform or observe any other covenant or agreement contained in this Note and such failure shall not be cured within 30 days after written notice thereof;

             (c) Any representation or warranty made or given by Borrowers in this Note proves to be false or misleading in any material respect;

             (d) A judgment shall be entered against any Borrower which is not satisfied, vacated, bonded or stayed within 30 days after entry thereof;

             (e) (i) Any Borrower or any of its Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Borrower or any of its Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Borrower or any of its Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or
(B) remains undismissed, undischarged or unbonded for a period of 30 days; or
(iii) there shall be commenced against any Borrower or any of its Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Borrower or any of its Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Borrower or any of its Subsidiaries shall admit in writing its inability to pay its debts as they become due.

             Upon the occurrence of one of the events specified in clauses (a) through (d), all amounts due under this Note may, at Lender's option, be accelerated and declared payable in full. Upon the occurrence of one of the events specified in clause (e), all amounts due under this Note shall automatically be accelerated and become payable in full. Borrowers shall no longer be authorized to request additional Loans hereunder following the occurrence of any Event of Default.

             11. Waiver of Protest. Borrowers hereby waive presentment, protest, demand, notice of dishonor or default, and notice of any kind except as herein required with respect to this Note or the performance of their obligations under this Note.

             12. Waiver; Amendment. No delay or omission by Lender in enforcing or exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver on any one occasion shall not be construed as a waiver of any right or remedy on any future occasion. This Note may not be amended except as Lender may consent thereto in writing duly signed for and on its behalf.

             13. Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of law.

             14. Jurisdiction. Each Borrower hereby irrevocably and unconditionally:

             (a) submits for itself and its property in any legal action or proceeding relating to this Note, or for recognition and enforcement of any judgment in respect hereof, to the non-exclusive general jurisdiction of all federal and state courts located in the State of Delaware, and appellate courts from any hereof;

             (b) consents that any such action or proceeding may be brought in such courts, and waives any objection that the Borrower may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

             (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail) postage prepaid, to the Borrower at its address set forth above or at such other address of which the Lender shall have been notified by Borrower;

             (d) agrees that nothing herein shall affect the right of the Lender to effect service of process in any other manner permitted by law or shall limit the right of the Lender to commence appropriate legal proceedings to enforce its rights under this Note in any other jurisdiction; and

             (e) waives all right to trial by jury in any action, proceeding or counterclaim arising out of or in connection with this Note.

              IN WITNESS WHEREOF, the Borrowers have executed this Convertible Promissory Note as of the date first set forth above.


                                      @POS.COM, INC.


                                      By:___________________________________
                                             Title:


                                       CROSSVUE, INC.


                                       By: __________________________________
                                             Title:

                                SCHEDULE A



                AMOUNT OF             AMOUNT OF             UNPAID PRINCIPAL
   DATE            LOAN           PRINCIPAL PAYMENT             BALANCE
------------ ------------------- --------------------- -----------------------